SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: **January 2004** Commission File Number: **1-14830**

GILDAN ACTIVEWEAR INC.
(*Translation of registrant's name into English*)

725 Montée de Liesse
Ville Saint-Laurent, Quebec
Canada H4T 1P5
(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No __X__

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A__


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TABLE OF CONTENTS

GILDAN®

ACTIVEWEAR



...you will like what you see!



Gildan Activewear Inc. is a vertically integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international markets. Our company manufactures and sells premium quality 100% cotton and 50% cotton/50% polyester T-shirts, sport shirts and sweatshirts in a variety of weights, sizes, colours and styles. We sell our products as blanks, which are ultimately decorated with designs and logos for sale to consumers. Gildan's corporate head office is located in Montreal, Canada, and over 9,000 full-time employees work in our facilities worldwide. Our shares are listed on the New York Stock Exchange (GIL) and the Toronto Stock Exchange (GIL.A).

our mission

To be the most cost-effective manufacturer and leading marketer of quality branded activewear on a global basis by delivering the best in quality, service and price to our customers and, ultimately, to the end users of our products. Our products are produced within a socially responsible workplace which adheres to stringent international codes of conduct, respecting the needs and rights of workers, and environmental concerns. Moreover, we are committed to the strictest corporate governance standards.



our objectives

To guide us in attaining our goals and to provide a clear sense of direction for our management, employees, customers and shareholders, Gildan has adopted the following objectives and principles.

1. Nurture and strengthen the Gildan brand, and use it to expand our business.
2. Remain price competitive by constantly reinvesting in state-of-the-art equipment.
3. Maintain strong partnerships with our network of official Gildan distributors.
4. Embrace the cutting-edge of technology throughout our manufacturing, marketing, distribution, and administration activities.
5. Expand by simplifying our manufacturing and management processes, decentralizing management and consolidating our operations around geographic hubs.
6. Continue to grow and develop our business by capitalizing upon our core competency as a global cost-effective manufacturer of circular knit apparel.
7. Provide our shareholders and employees with superior financial rewards.
8. Adhere to the strictest standards of corporate governance.
9. Be a proactive corporate citizen and an industry leader in instituting sound employment and environmental practices, and in operating all of our facilities in an ethical and socially responsible way.
10. Maintain a work environment that is challenging, rewarding and enjoyable!

look to Gildan
for growing international presence

CANADA
UNITED STATES
MEXICO
BARBADOS
HONDURAS
HAITI
UNITED KINGDOM
BELGIUM
AUSTRALIA
DOMINICAN REPUBLIC
NICARAGUA



Corporate head office
Montreal (Canada)

International sales office
St. Michael (Barbados)

Knitting, dyeing, finishing and cutting facilities
Rio Nance (Honduras)
and Santo Domingo[1] (Dominican Republic)

Yarn spinning facilities
Montreal, Long Sault (Canada)
and Cedartown[2] (Georgia, United States)

Knitting facility
Montreal (Canada)

Dyeing and finishing facilities
Valleyfield and Montreal (Canada)

Cutting facility
Bombay (New York, United States)

Sewing facilities
San Pedro Sula, El Progreso and Choloma (Honduras),
Castanos, Santa Buenaventura (Mexico),
Port-au-Prince (Haiti) and San Marcos[1] (Nicaragua)

Distribution centres
Montreal (Canada), Eden (North Carolina, United States),
Bletchley[3] (United Kingdom), Ghent[3] (Belgium)
and Brisbane[3] (Australia)

Distributors
Canada, Europe and United States

[1] Under construction
[2] Joint venture with Frontier Spinning Mills, Inc.
[3] [illegible]


EUROPE
AUSTRALIA

In line with our vision of being a global leader, Gildan is establishing integrated manufacturing hubs in cost-effective offshore environments to support its growing presence in international markets.

look to Gildan to deliver growth

FINANCIAL HIGHLIGHTS

	OCT. 5 2003	SEPT. 29 2002	SEPT. 30 2001	OCT. 1 2000	OCT. 3 1999
[illegible]	$ 630,139	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	$ 118,692	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	$ 77,272	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	$ 2.60	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	$ 107,279	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	$ (17,145)	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	$ (58,577)	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	$ 575,405	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	$ 480,072	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	$ 5,650	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	$ 353,819	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	1.6%	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	18.8%	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	12.5x	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	12.3%	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	25.3%	[illegible]	[illegible]	[illegible]	[illegible]

look to Gildan with confidence

MESSAGE TO OUR SHAREHOLDERS

Once again we are pleased to report another successful year for the Company. In the five years since going public, Gildan has experienced steady growth, increased market penetration, introduced new product lines and developed vertically integrated offshore regional hubs. This success is the result of the work of our dedicated employees and sustained support of our shareholders.

Despite a North American economy which remained sluggish throughout fiscal 2003, we continued to attain positive results for our shareholders. In last year's annual report, we committed to achieving 15% to 20% growth in diluted earnings per share (EPS). We achieved 15.0% growth in fiscal 2003 in spite of the dramatic decline in the U.S. exchange rate. In U.S. dollars, our EPS growth in fiscal 2003 was 23.4%.

Net earnings for the full year were a record $77.3 million, which represents an increase of 16.2% over fiscal 2002. In addition, we generated positive free cash flow of $31.5 million after financing $58.6 million in capital expenditures. At the end of 2003, we had positive cash reserves of $92.9 million. We believe that the capital expenditure requirements to support the Company's on-going manufacturing plans and growth strategy will continue to be entirely financed out of our internally generated cash flow. Therefore, while we continue to pursue an aggressive EPS growth strategy, we have maintained a conservative fiscal policy and a strong balance sheet.



H. GREG CHAMANDY
ET GLENN J. CHAMANDY

The future is most encouraging when we look to our market penetration. In the U.S. distributor market, the T-shirt category has grown by 9.3% during the first nine months of calendar 2003. We supported this growth and continued to maintain our leadership position, registering a market share of 28.9% during this period, compared to 28.1% in the first nine months of calendar 2002, in spite of temporary capacity constraints as we ramped up our new Rio Nance, Honduras facility. In our newer product lines, we are at an earlier stage in our growth curve and are achieving even more rapid penetration. In the first nine months of calendar 2003, our market share grew from 14.1% to 19.7% for sport shirts and from 10.8% to 13.9% for sweatshirts.

We have already informed you of our intention to adopt the U.S. dollar as both our functional and financial reporting currency for our fiscal 2004 year. We decided on this course of action because it more accurately reflects the fact that a high proportion of the Company's sales, costs, capital expenditures and long-term debt are denominated in U.S. dollars. This should minimize the impact of fluctuations in foreign exchange rates on the Company's earnings.

Our market growth and financial performance are the results of our commitment to being a vertically integrated manufacturer and cost-effective producer with state-of-the-art technology. We have consistently leveraged our low cost advantage and technologically driven approach to increase market penetration. For fiscal 2004, we plan to further expand our Honduras manufacturing hub. Based on the successful model of our Rio Nance facility, which we believe to be the largest-scale, most highly efficient, low-cost textile manufacturing facility in the world, we are now developing our second vertically integrated offshore regional hub, in the Dominican Republic and Haiti. This new capacity is expected to primarily support our Company's projected sales growth in our existing products and market channels.

In addition, the Company plans to enter new geographical markets such as Australia and Japan for our existing products, to undertake selective private label initiatives for imprinted sports brands serviced through the wholesale channel and to start slowly developing the Gildan brand for the retail market. Our approach to the retail sector will be a conservative and gradual one, as was the case when we began our entry into the wholesale channel of distribution in 1992. It is our belief that the extension of our wholesale brand into retail will represent the most attractive long-term strategy to leverage our existing manufacturing strengths, ensure long-term growth and strategic development, and ultimately create maximum value for our shareholders.

We are proud of the work accomplished this year to enhance our commitment to corporate social responsibility. For us, social responsibility is and will always be a priority. Four of our sewing plants in Mexico and Honduras are now WRAP (Worldwide Responsible Apparel Production) certified and Gildan received one of the Canadian Awards for International Cooperation, the Award for Excellence in Corporate and Ethical Responsibility. Finally, our recent acceptance as a Participating Company of the Fair Labor Association, a highly-respected verification agency promoting adherence to international labour standards and improving working conditions worldwide, strengthens our commitment to respect the rights of our workers and to provide exemplary working conditions to our employees.

Source for U.S. market share data for the nine months ended September 30, 2003: S.T.A.R.S. Report, ACNielsen Market Decisions.

Commitment to the highest standards of corporate governance is also a major component in how we manage our Company. In this regard, our Board of Directors is made up of a majority of independent members. In August 2003, one of our independent Board members, Robert M. Baylis, assumed the role of Lead Director. We are also pleased to inform you that in February 2003, shortly after our annual meeting, Pierre Robitaille joined our Board. He currently serves on our Audit and Finance Committee and on our Corporate Governance Committee. His prior career included service as Managing Partner of a major accounting and management consulting firm as well as being a highly respected Chief Financial Officer of a major public company. Finally, we wish to express our appreciation for the contribution made by Daniel Laporte as the representative of the Solidarity Fund QFL on our Board of Directors over the past five years. Mr. Laporte resigned on November 12, 2003 after the Solidarity Fund QFL had informed the Company of its intention to sell, in an orderly manner, its entire equity position within the Company.

A successful year is the work of many. We wish to thank our 9,000 and more employees who are so committed to the Company. Our network of distributors and customers throughout Canada, the United States and Europe, who have done so much for the progress of the Company, deserve our warmest gratitude. Our appreciation is also conveyed to our Board members for their wise counsel and constant support.

A final word is in order. We thank you, the shareholders, for your support and confidence. You have been with us as we have moved ahead to being an internationally respected global leader in our industry. We remain committed to superior earnings, growth and solid financial results. We will continue to enhance our reputation as a business leader and act as a positive force in all the communities where we operate facilities and conduct business.

H. GREG CHAMANDY
Chairman of the Board and
Chief Executive Officer

GLENN J. CHAMANDY
President and
Chief Operating Officer

look to Gildan for strong management

Over the years, Gildan has evolved into a successful public company with strong management depth. Gildan's shareholders and customers can count on a talented and experienced blend of individuals both at the corporate head office and regional hubs. The manufacturing hubs are composed almost exclusively of local executives in order to better integrate into the countries within which the Company operates and therefore ensure superior results. You can look to Gildan to continue to build upon its strong management team for the future.

CORPORATE HEAD OFFICE

H. Greg Chamandy[1]
Chairman of the Board
and Chief Executive Officer

Glenn J. Chamandy[1]
President and Chief Operating Officer

Edwin B. Tisch[1]
Executive Vice-President, Manufacturing

Laurence G. Sellyn[1]
Executive Vice-President, Finance
and Chief Financial Officer

Georges Sam Yu Sum[1]
Executive Vice-President, Operations

Gregg A. Thomassin[1]
Executive Vice-President, Corporate
Controller and Chief Information Officer

Garry Bell
Vice-President, Marketing
and General Manager,
Canadian Apparel Division

Ghyslain Bouchard
Vice-President, Spinning
and Knitting Operations

Kevin W. Daugherty
Vice-President, Planning and Logistics

David A. Esones
Vice-President, Corporate Security
and Facility Management

André Joly
Vice-President, Dyeing,
Finishing and Cutting Operations

Christian Langlois
Vice-President, Corporate
Engineering and R&D

Stéphane Lemay
Vice-President, Public and Legal Affairs,
and Corporate Secretary

Benito Masi
Vice-President, Corporate Apparel
Operations

Normand Sabourin
Vice-President, Corporate Treasurer

Graham F. Sutherland
Vice-President, Internal Audit

Gaétane Wagner
Vice-President, Corporate
Human Resources

GILDAN ACTIVEWEAR, BARBADOS

Michael R. Hoffman
President

Gilles Léger
Vice-President, Finance
and Administration

John A. Martin
Vice-President, Sales
and Marketing (United States)

Bill H. Newman
Vice-President, Operations

GILDAN ACTIVEWEAR, HONDURAS

Eduardo A. Facusse
President

Luis Alonso Brito
Vice-President, Apparel Operations

Javier Echeverria
Vice-President, Finance and Systems

Daniel Farina
Vice-President, Textile Operations

Rafael Antonio Lopez
Vice-President, Human Resources

GILDAN ACTIVEWEAR, MEXICO

Jose Maria Tainta Villanueva
Director, Apparel Operations

CORPORATE INFORMATION

Head Office
Gildan Activewear Inc.
725 Montée de Liesse
Montreal, Quebec
Canada H4T 1P5
Tel.: (514) 735-2023
www.gildan.com

Stock Transfer Agent and Registrar
Computershare Trust Company of Canada
Computershare Trust Company, Inc.
United States

Auditors
KPMG LLP

Investor Information
Tel.: (514) 340-8790

Annual Meeting of Shareholders
Wednesday, February 4, 2004
At 11:00 a.m.
Hotel Omni Mont-Royal
Salon Pierre-de-Coubertin
1050 Sherbrooke Street West
Montreal, Quebec

[1] Executive Management Committee

look to Gildan
for sustainable growth





The basis of Gildan's present and future success is the result of the Company's proactive approach to understanding and anticipating the needs of its customer base and its unwavering commitment to be the low-cost producer in its industry on a global basis.

Gildan first established its brand as it solidified its leadership position in the 100% cotton T-shirt category. The Company is now leveraging its brand into sport shirts, sweatshirts and new geographical markets, principally Europe. Most recently, the Company announced plans to further leverage its brand by continuing to undertake selective private label programs for major screenprinters in the wholesale channel, by further increasing its penetration of new geographical markets, and by starting to gradually launch the Gildan brand in the retail channel.



The development of the Gildan brand in the marketplace has been coupled with the Company's commitment to invest in state-of-the-art manufacturing facilities to ensure low-cost production and consistent product quality standards.

Gildan now looks to its future with confidence. Even without any diversification away from its current channels of distribution, Gildan believes that it will achieve its target of 15%-20% annual EPS growth organically for the next five years. This earnings growth will come from increased sales in existing market segments and from further major cost reductions as Gildan expands its offshore manufacturing and operations. The Company anticipates that its projected sales growth for existing products in its existing geographical markets and market channels will result in unit volume growth, over the next five years, of approximately 75% over fiscal 2003.

The Company has successfully implemented the first stage of its offshore manufacturing expansion plan. Its new integrated knitting, dyeing, bleaching and cutting facility in Rio Nance, Honduras has surpassed its initial cost savings targets. During 2004, Gildan will further augment production capacity and broaden the product mix capabilities of the Rio Nance facility. The Company will also open a new sewing plant in Nicaragua, to be managed as part of the Honduras regional hub.











The next major step in Gildan's continued global expansion strategy will be a new regional Caribbean production centre, modeled on the success and template of the Rio Nance, Honduras operation. The new hub, to be located in the Dominican Republic and Haiti, was announced in December of 2003. It will provide capacity to produce initially an additional 15 million dozen T-shirts, sport shirts and sweatshirts, to support Gildan's projected sales growth in existing market channels, and will help streamline the Company's overall production capacity and manufacturing cost structure. This new Caribbean hub will provide jobs for close to 5,000 people, similar to Gildan's existing employment in Honduras. It will include a state-of-the-art textile facility which will require an investment of approximately US$60 million, to be disbursed primarily in 2004 and 2005.

This facility will be located in the Dominican Republic. Labour-intensive sewing operations will be based primarily in Haiti, where the Company already operates an integrated sewing plant and has established long-term relationships with outside contractors. Gildan's Dominican Republic/Haiti hub is expected to be ramped up to full production in 24 to 30 months.

Gildan plans to invest US$275 million over the next five years to build the capacity required to support the sales of its wholesale brand, as well as to build a planned second Dominican Republic facility to support its longer-term growth. Gildan intends to gradually and conservatively leverage its wholesale brand into the retail channel. This channel represents significant long-term market potential. During fiscal 2004, Gildan will finalize its detailed marketing plans for the launch of its retail program in fiscal 2005.

All of the initiatives that the Company plans to undertake over the next five years are expected to be financed by internally generated funds, and all of the Company's growth is planned to be organic. Gildan has built a strong balance sheet and intends to further increase its cash reserves. The Company believes that it will continue to be a positive cash flow generator after financing its capital expenditure programs and paying down all of its long-term debt. The introduction of a dividend has been discussed by senior management with the Board of Directors, and the Company has decided for the present to conserve its cash to ensure that it has financing flexibility to pursue additional potential future growth opportunities.

As the Company looks to the future, it is dedicated to staying true to its commitment to be a world-class organization in every aspect of its operations. The Company has put in place all of the elements necessary to continue its sales momentum and earnings growth for the years to come. The founders of the Company have developed a strong, professional and dynamic management team to help take the Company forward, and to ensure it has the necessary human resources to manage its long-term growth. As well, the Company has assembled a Board of Directors with insight, experience, and independent thinking which management can rely upon. With all of these elements in place, when investors look to where they can invest with confidence, they can look to Gildan.

look to Gildan to act responsibly









Stakeholders look to Gildan to be an industry leader in a wide range of issues, such as achieving high labour standards, bettering the lives of its employees and the communities in which they live, fostering sustainable development and environmentally friendly practices, and adhering to the strictest corporate governance standards. As a result, Gildan has taken important initiatives to act responsibly wherever it operates.

SOCIAL RESPONSIBILITY

Gildan's vertically integrated manufacturing model facilitates the Company's efforts to achieve high standards of social responsibility. This model enables managers to effectively monitor employees' working conditions. When external suppliers have to be used, they must also adhere to Gildan's Code of Conduct, as well as the Worldwide Responsible Apparel Production (WRAP) and Fair Labor Association (FLA) codes. This is a condition for doing business with the Company.

Gildan maintains high social responsibility standards not only because it is the right thing to do, but also because it is good business. The Company owes its success to the initiative, dedication and hard work of all of its employees. A satisfied and motivated workforce is a central element of the Company's growth strategy. This is an integral part of Gildan's values, and it is shared throughout the Company.

WRAP

As part of its ongoing commitment to social responsibility, Gildan obtained WRAP certification for its Honduran and primary Mexican sewing facilities. Gildan initially obtained WRAP certification following a comprehensive and independent verification carried out by the Bureau Veritas Quality International.

WRAP is an independent, non-profit organization dedicated to the promotion and certification of lawful, humane and ethical manufacturing throughout the world. WRAP promotes a Code of Conduct that ensures that core labour concepts are understood and practiced on the shop room floor and by management. WRAP relies upon independent, third-party monitors to certify that factories are in compliance with WRAP's Code of Conduct.

FLA

Another crucial step in furthering Gildan's social responsibility commitment was achieved in 2003 when Gildan became the first Canadian company and the first manufacturer catering to the wholesale imprinted activewear industry to become a Participating Company of the FLA.

The FLA is a Washington, D.C.-based non-profit organization whose goal is to promote adherence to international labour standards and improving working conditions worldwide. It represents a multi-stakeholder coalition of companies, universities and non-governmental organizations (NGOs) committed to a rigorous program of Code of Conduct implementation, monitoring and remediation in order to bring manufacturing sites into compliance with FLA standards.

Gildan is proud to be a Participating Company of the FLA, which is recognized internationally as one of the most highly respected independent verification agencies. Gildan applied to become a Participating Company of the FLA largely because of the credible, transparent and open process it offers for compliance with labour standards. The FLA's method of annual public reporting, its strict Code of Conduct, and the fact that it employs internal and external independent audits were all key elements that prompted Gildan to seek FLA membership. The FLA also serves as a source of information to consumers as it promotes public awareness about labour conditions around the world through candid and transparent reporting.

  



The FLA Code of Conduct focuses on important principles based on the core labour standards of the International Labour Organization. These include the prohibition of forced labour, child labour, harassment or abuse, and discrimination; provisions with regards to health and safety; the right of employees to freedom of association and collective bargaining, wages and benefits, and overtime compensation; as well as limits on regular and overtime hours of work. The FLA reports on the global and factory level activities of its Participating Companies through its annual Public Report, which describes the compliance programs of Participating Companies, common compliance issues in countries of manufacture, and efforts made by Participating Companies to address them.

Finally, Gildan is in the process of hiring a Director of Social Compliance to oversee continuing adherence to both the WRAP's and FLA's high standards, as well as to the Company's internal Code of Conduct.

AWARD FOR EXCELLENCE IN CORPORATE AND ETHICAL RESPONSIBILITY

Gildan's commitment toward social responsibility was recognized in 2003 when Gildan won one of the Canadian Awards for International Cooperation, the Award for Excellence in Corporate Social and Ethical Responsibility, which is sponsored by Nexen Incorporated and given to companies that have directly helped developing countries or countries in transition to progress socially and economically.

Recipients for the 11th Canadian Awards for International Cooperation were selected by an eight-member committee representing the Canadian Manufacturers and Exporters, the private sector, the institutional sector, the NGO community and two representatives from the Canadian International Development Agency.

The award was presented by Susan Whelan, former Minister for International Cooperation, who noted the Selection Committee's findings that "Gildan Activewear's management of its three plants in Honduras is a prime example of how a company can combine business success with corporate social responsibility. Gildan's employees and business partners benefit from a code of ethics and behaviour that values diversity, dignity, fairness and equal opportunity for all."

EMPLOYEES AND THEIR COMMUNITIES

The Company invests fully both in its own growth and that of the communities in which it is expanding. It promotes a healthy management style that encourages sustainable development, environmentally friendly practices and a commitment of community service. It operates in an ethical, stimulating work environment offering positive and beneficial working conditions for all its employees. It also adheres to all relevant legislation in every country where it has operations.





Gildan has been making a real positive difference in all countries where it operates, including in Honduras, where the Company operates four facilities employing more than 5,000 people.

Honduras is an especially attractive locale for several reasons. These include the country's strategic focus on attracting apparel producers, its international export zones, favourable international trade agreements, excellent infrastructure and the region's proximity to the U.S. market.

Gildan is proud of its record in creating well-paying jobs with attractive benefits. This has had a direct impact on the quality of life of our workers and their families. Gildan's Honduran employees work in modern air-conditioned and clean facilities, and their wages are generally twice the national minimum wage for the apparel sector. The Company provides many benefits, such as access to free medical assistance, subsidized transportation to and from work, subsidized meals and filtered water.

The Company also empowers workers by providing them the opportunity to upgrade their skill sets and education levels. School classes are offered so employees can earn their diplomas, and extensive on-the-job training is also provided to employees. In addition, Gildan sponsors family days, where employees are encouraged to invite relatives to visit the facility and share lunch with them at the Company's expense, in order to foster employees' pride about their jobs and for their relatives to better understand the type of work they do.

The Company strives to develop good relations with the communities in which it operates through various outreach initiatives. For example, in 1999, Gildan partnered with the Canadian International Development Agency for the construction of 59 new houses for the Company's employees, following their destruction by Hurricane Mitch.

ENVIRONMENT

Stakeholders also look to Gildan to take a leadership role in the adoption of sustainable and forward-looking environmental practices. These include the operation of biological wastewater treatment systems in Honduras, the production of environmentally friendly products, and the use of safe, clean and energy-efficient manufacturing procedures and inputs.





Early in fiscal 2003, the Company adopted a detailed Environmental Code of Practice that describes strict requirements for all chemicals, dyes and materials supplied to Gildan. During 2004, Gildan plans to go even further by enforcing these requirements with tough new performance audits at the supplier level.

All chemicals, dyes and materials that are used in Gildan production facilities are selected and monitored to ensure that they have been approved for use by the appropriate regulatory authorities, and that they present no adverse effects to health or the environment. In addition, production processes are controlled to ensure reduced energy and water consumption and to minimize effluent discharge.

OEKO-TEX CERTIFICATION

The Company is currently undergoing a comprehensive external audit to ensure that all of its products will carry the prestigious Oeko-Tex certification.

Launched in 1992, Oeko-Tex is a thorough certification system that assures consumers that there are no harmful chemicals in the textiles that they are buying, and that these textiles pose no risks to their health.

The Oeko-Tex standard is one of the world's best known in this field. This should place Gildan in a leadership position in terms of environmental responsibility since the Company expects to become the first North American manufacturer catering to the wholesale imprinted activewear industry to obtain this certification.

The certification process is currently underway and should be completed during 2004. Consumers can look to Gildan to produce safe, ecologically-friendly activewear.

CORPORATE GOVERNANCE

Shareholders look to Gildan to play a leadership role in adhering to the strictest standards of corporate governance. One such example is that a majority of the Company's Board of Directors consists of outside, independent directors and all committees are composed exclusively of outside, independent directors. Additionally, the Audit and Finance Committee of the Board comprises more than one "financial expert" as defined by the applicable legislation.

In 2003, the Company undertook a comprehensive review of its corporate governance practices. Consequently, specific mandates for its Board of Directors and each committee of the Board were approved and Mr. Robert M. Baylis, a seasoned professional with experience on the boards of numerous public companies, was appointed as Lead Director. As part of his responsibilities, Mr. Baylis will chair, on a regular basis, private executive sessions of the independent Board members.

Finally, the Company adopted a communications policy to ensure the accurate and timely communications of material information in accordance with all applicable legal and regulatory requirements. The policy also includes procedures for communicating with financial analysts. The Company also adopted a Code of Ethics and Business Conduct in November 2002.






Unit sales of Gildan T-shirts by U.S. distributors grew by 13.4%, while sales of Gildan sport shirts and sweatshirts grew 23.1% and 38.9% respectively. This strong growth was due to increased market share penetration. The Company maintained its strong market leadership position in the overall T-shirt category in the United States, with a market share of 28.9%, versus 28.1% a year ago. Gildan continued to achieve significant penetration in the sport shirt and sweatshirt categories, where its market share increased to 19.7% from 14.1% and 13.9% from 10.8% respectively from last year.

During fiscal 2003, Gildan continued to expand its European business with total dollar sales increasing 14.8% with a corresponding increase of 12.1% in unit sales.

PERCENTAGE OF TOTAL SALES


2003
2002
100% COTTON T-SHIRTS
SWEATSHIRTS
SPORT SHIRTS
50%-50% BLEND T-SHIRTS
100% COTTON T-SHIRTS
SWEATSHIRTS
SPORT SHIRTS
50%-50% BLEND T-SHIRTS

The sport shirt and sweatshirt categories now comprise 19.3% of total sales compared to 16.5% during fiscal 2002. Favourable product mix partially offset unit selling price reductions, which resulted in a decline in the Company's overall average selling price.

GROSS MARGINS

Gross margins for fiscal 2003 were $189.8 million or 30.1% of sales, compared to $168.7 million or 28.1% of sales during fiscal 2002. The increase in gross margin percentage was due to the impact of manufacturing efficiencies generated through recent capital investments, together with lower raw material costs and a more favourable product mix.

These factors were largely offset by lower selling prices as the Company continued to pursue its strategy of driving greater market share by generating manufacturing efficiencies and largely passing on the benefits to customers in the form of reduced selling prices.

During fiscal 2002, the Company successfully commenced operations of a world-class, greenfield integrated knitting, dyeing, bleaching and cutting facility in Rio Nance, Honduras. The annualized capacity of this facility increased from 5 million dozen T-shirts per year at the end of fiscal 2002 to over 10 million dozen at the end of fiscal 2003. It will be further expanded in fiscal 2004 to a total annualized capacity of 16 to 18 million dozen. This facility is expected to satisfy capacity requirements to support projected growth through the end of fiscal 2005.

Manufacturing costs were also reduced in part through vertical integration into yarn spinning. In fiscal 2002, the Company acquired its second yarn-spinning facility in Montreal. Together with the facility in Long Sault, Ontario, which was acquired in fiscal 2001 and subsequently expanded and upgraded with the latest generation of yarn-spinning technology, these facilities provided the Canadian textile operations with virtually all of their commodity yarn requirements during fiscal 2003.

GROSS MARGIN
(%)


25.8
28.5
27.5
28.1
30.1
1999
2000
2001
2002
2003

2001: ADJUSTED TO REFLECT UNUSUAL ITEMS AND OTHER ADJUSTMENTS

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses were $71.2 million or 11.3% of sales during fiscal 2003, compared to $63.9 million or 10.6% of sales during fiscal 2002. The most significant increases were related to director and officer insurance premiums, increases in account receivable reserves, consulting fees and travel expenses due to the growth of our offshore operations. The Company expects that for fiscal 2004 selling, general and administrative expenses will be at a similar level as a percentage of sales as fiscal 2003.

SG&A
(PERCENTAGE OF SALES)


11.2
10.5
10.7
10.6
11.3
1999
2000
2001
2002
2003

2001: ADJUSTED TO REFLECT UNUSUAL ITEMS AND OTHER ADJUSTMENTS

DEPRECIATION AND INTEREST EXPENSES

Depreciation and amortization expense was $23.6 million in fiscal 2003, compared to $17.6 million in fiscal 2002. The increase in depreciation expense in fiscal 2003 was the result of our significant investment in our Rio Nance textile facility and yarn spinning facilities in fiscal 2002. These facilities operated during all of fiscal 2003 as compared to only a portion of fiscal 2002.

Interest expense was $9.5 million during fiscal 2003, down significantly from the $13.3 million that was incurred during fiscal 2002. The decrease was the result of overall lower borrowing levels as the Company had generated significant cash flow in the second half of fiscal 2002.

INCOME TAXES

The Company's international sales structure implemented in fiscal 1999 results in the income from international sales subject to tax at relatively low levels. The Company's effective tax rate in fiscal 2003 was 9.7% compared to 9.9% in fiscal 2002. The rate decline in fiscal 2003 was not as significant as expected due to the devaluation of the U.S. dollar during the year, which generated an unrealized foreign exchange gain from the revaluation of long-term debt denominated in U.S. dollars within the Company's Canadian legal entity. Although this gain was fully offset on a pre-tax basis by an exchange loss on conversion of U.S. denominated working capital held by foreign subsidiaries, a higher proportion of overall income taxes were reflected at the higher Canadian tax rate for the year. The Company expects that the effective tax rate will continue to decline in fiscal 2004 if the value of the U.S. dollar stabilizes, as sales continue to grow in our international division and are increasingly sourced from our Honduras textile facility.

EARNINGS
(IN MILLIONS OF DOLLARS)


24.6
56.2
50.3
66.5
77.3
1999
2000
2001
2002
2003

1999-2000: BEFORE DEBT PREPAYMENT CHARGE IN EACH YEAR
2001: ADJUSTED TO REFLECT UNUSUAL ITEMS
AND OTHER ADJUSTMENTS

EARNINGS

Net earnings for fiscal 2003 were $77.3 million or $2.60 per diluted share, compared to $66.5 million, or $2.26 per diluted share in fiscal 2002, up respectively 16.2% and 15.0%. The increase in net earnings was due to increased unit sales and higher gross margins, reduced interest expense and the inclusion of one extra week in the Company's results for fiscal 2003. The positive impact of these factors was largely offset by lower selling prices, the negative impact of the weak U.S. dollar and higher depreciation subsequent to the Company's major capital investment projects. In U.S. dollars[2], net earnings for fiscal 2003 amounted to US$53.2 million, or US$1.79 per diluted share, up respectively 25.5% and 23.4% from fiscal 2002.

During fiscal 2003, the Company adopted the CICA's new standard for the accounting of stock options on a prospective basis. The Company has calculated the pro-forma impact of the fair value of stock options granted on earnings for the year ended October 5, 2003 to be approximately $0.3 million, or $0.01 per diluted share.

DILUTED EPS
(IN DOLLARS)


1.03
1.94
1.72
2.26
2.60
1999
2000
2001
2002
2003

1999-2000: BEFORE DEBT PREPAYMENT CHARGE IN EACH YEAR
2001: ADJUSTED TO REFLECT UNUSUAL ITEMS
AND OTHER ADJUSTMENTS

QUARTERLY RESULTS

The following table sets forth certain summarized unaudited quarterly financial and other data for the periods presented. The financial data has been derived from unaudited financial statements that, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such quarterly data. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

[2] The U.S. dollar net earnings and earnings per share are based on the Canadian GAAP results converted at the average exchange rates for the respective periods.

FISCAL 2003 (in millions, except per share data)	1ST QTR.	2ND QTR.	3RD QTR.	4TH QTR.
SALES	[illegible]	[illegible]	$ 201.0	[illegible]
UNIT SALES (DOZEN)	[illegible]	[illegible]	[illegible]	[illegible]
NET EARNINGS	[illegible]	[illegible]	[illegible]	[illegible]
BASIC EPS	[illegible]	[illegible]	[illegible]	[illegible]
DILUTED EPS	[illegible]	[illegible]	[illegible]	[illegible]
WEIGHTED AVERAGE # OF SHARES OUTSTANDING (in thousands)				
- BASIC	[illegible]	[illegible]	[illegible]	[illegible]
- DILUTED	29,600	[illegible]	29,768	[illegible]

FISCAL 2002 (in millions, except per share data)	1ST QTR.	2ND QTR.	3RD QTR.	4TH QTR.
SALES	$ 88.4	$ 156.7	$ 195.7	$ 159.9
UNIT SALES (DOZEN)	2.7	5.0	6.4	5.3
NET EARNINGS	$ 2.8	$ 16.4	$ 27.7	$ 19.6
BASIC EPS	$ 0.10	$ 0.58	$ 0.97	$ 0.68
DILUTED EPS	$ 0.10	$ 0.56	$ 0.94	$ 0.66
WEIGHTED AVERAGE # OF SHARES OUTSTANDING (in thousands)				
- BASIC	28,208	28,381	28,570	28,807
- DILUTED	29,098	29,298	29,510	29,540

BALANCE SHEET

On October 5, 2003, the Company's accounts receivable were $86.1 million compared to $87.7 million at the end of fiscal 2002. The reduction was due to a decrease in days sales outstanding on net trade receivables from 44 days to 42 days. In U.S. dollars, accounts receivable increased in line with sales growth, but on a Canadian dollar basis this increase was more than offset by the effect of the devaluation of the U.S. dollar. Inventory levels increased by $25.6 million to $138.6 million on October 5, 2003, from $113.0 million at the end of fiscal 2002. The increase was mainly due to an additional 1.1 million dozen of finished goods in ending inventory. This increase in finished goods will be utilized to support expected sales growth. The Company expects to have sufficient inventory and manufacturing capacity to support its projected sales growth for fiscal 2004.

ACCOUNTS RECEIVABLE
AND INVENTORY VS. SALES TREND
(in millions of dollars)


Sales
600
400
200
1999
2000
2001
2002
2003
Inventory
Sales

Net capital expenditures for fiscal 2003 were $58.6 million. These investments allowed the Company to add new low-cost knitting, dyeing, bleaching, cutting and finishing capacity. During fiscal 2003, the scope of the Rio Nance textile facility was expanded to increase its maximum production capacity and to allow for a higher proportion of colours. The Company also completed the modernization of both the Long Sault and Montreal spinning facilities, and continued to expand its integrated sewing operations.

During fiscal 2002, the Company invested $65.8 million in fixed assets net of disposals. The Company expanded and modernized the Long Sault spinning facility purchased in fiscal 2001. A second yarn-spinning facility was also purchased in Montreal in fiscal 2002. The Company also began its major investment in its integrated textile facility in Rio Nance, Honduras.

Total assets were $575.4 million on October 5, 2003, compared to $496.6 million at the end of the previous year. Working capital was $207.6 million compared to $188.8 million on September 29, 2002. The current ratio at October 5, 2003 was 2.7:1 compared to 3.1:1 at the end of fiscal 2002.

FIXED ASSETS BY GEOGRAPHY

2003


CANADA
MEXICO
UNITED STATES
CARIBBEAN BASIN & CENTRAL AMERICA

2002


CANADA
MEXICO
UNITED STATES
CARIBBEAN BASIN & CENTRAL AMERICA

FINANCING AND CASH RESOURCES

Cash flow from operating activities for the year ended October 5, 2003 was $90.1 million, compared to $178.1 million the previous year. Free cash flow[3] amounted to $31.5 million in fiscal 2003 compared to $110.9 million in fiscal 2002. The cash flow and free cash flow generated in fiscal 2002 reflected a significant improvement in days sales outstanding and inventory turnover from a high base in 2001. The Company ended fiscal 2003 with cash and cash equivalents of $92.9 million.

Long-term debt on October 5, 2003 amounted to $98.5 million compared to $121.1 million at the end of the previous fiscal year. At the end of both fiscal 2002 and fiscal 2003, none of the Company's $150.0 million revolving bank facility was utilized and the net debt[4] to total capitalization ratio was 0.02:1 at the end of fiscal 2003 compared to 0.16:1 at the end of fiscal 2002. The Company expects to continue to have a strong capital position in fiscal 2004 and to have excellent liquidity to start repaying its U.S. senior notes in June 2004.

In the past, the Company has not paid a dividend in order to conserve cash to finance its ongoing growth and expansion. The Company has determined that it will continue to conserve its cash in fiscal 2004 but will re-evaluate the merits of introducing a dividend at the end of the fiscal year.

The Company obtained approval from the Toronto Stock Exchange to make a normal course issuer bid in order to repurchase a maximum of 200,000 Class A Subordinate voting shares in the open market commencing December 20, 2002 and ending December 19, 2003. This represents less than 1% of the total Class A shares issued and outstanding. As at October 5, 2003, no shares had been repurchased under this plan. The Company has renewed, subject to regulatory approval, the normal course issuer bid in order to repurchase a maximum of 200,000 Class A Subordinate voting shares during the period from December 22, 2003 to December 21, 2004.

In the normal course of business, the Company enters into contractual obligations that will require it to disburse cash over future periods. The following table sets forth the Company's contractual obligations for the following items as at October 5, 2003:

	PAYMENTS DUE BY PERIOD				
(in millions)	TOTAL	LESS THAN 1 YEAR	1 - 3 YEARS	4 - 5 YEARS	AFTER 5 YEARS
LONG TERM DEBT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
CAPITAL LEASE OBLIGATIONS	2.0	2.0	[illegible]	[illegible]	[illegible]
OPERATING LEASES	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
PURCHASE OBLIGATIONS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
OTHER LONG TERM OBLIGATIONS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
TOTAL CONTRACTUAL OBLIGATIONS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Management expects that cash flow from its operating earnings, together with its year-end cash balances and unutilized bank facilities, will be sufficient to meet any foreseeable cash needs for fiscal 2004.

[3] Cash flow from operating activities less cash used in investing activities.
[4] Total long-term debt less cash and cash equivalents.

OUTLOOK

The Company has historically measured and presented its financial statements in Canadian dollars in accordance with Canadian GAAP. Effective October 6, 2003, the commencement of fiscal 2004, the Company adopted the U.S. dollar as its functional currency. A significant portion of revenues, expenses, assets and liabilities are denominated in U.S. dollars and the Company's marketing and manufacturing operations are increasingly international in scope. Effective the same date, the U.S. dollar was adopted as the Company's reporting currency. The Company will continue to report its results in accordance with Canadian GAAP. Historical financial information in U.S. dollars has been provided in the Investor Relations section of the Company's Web site, which can be accessed at www.gildan.com.

As a result of adopting the U.S. dollar as its functional currency, both Canadian and U.S. GAAP require all opening assets and liabilities to be translated into U.S. dollars at the exchange rate prevailing at the time of giving effect to the change in functional currency. Using the October 6, 2003 exchange rate, the translated value of opening inventories and fixed assets is approximately US$23 million higher than the amount that would have resulted from the application of exchange rates prevailing at the dates these assets were manufactured or acquired. Accordingly, a one-time currency gain of US$23 million resulting from the upward revaluation of inventories and fixed assets has been reflected directly in the balance sheet as part of a separate component of shareholders' equity. The increase of these opening values will have a corresponding offsetting negative impact on future earnings as these inventories are consumed, and fixed assets are depreciated. The upward revaluation of opening inventories will result in lower gross margins in the first half of fiscal 2004 only, as they are consumed in cost of sales, with an adverse effect on diluted EPS in the first and second quarters of US$0.06 and US$0.04 respectively. Also, the significant increase in values for opening fixed assets in U.S. dollars will result in higher annual depreciation expense on an ongoing basis. In fiscal 2004, depreciation will be increased by US$1.8 million after tax, or US$0.06 per share. The combined impact of these factors will be to reduce diluted EPS in fiscal 2004 by approximately US$0.16 per share.

The Company is projecting a diluted EPS range of US$2.25 - $2.30 for fiscal 2004, up 25.7% - 28.5% from fiscal 2003, before reflecting the estimated US$0.16 per share impact as a result of revaluing inventories and fixed assets. After taking account of the accounting changes resulting from the transition to U.S. functional currency, the Company expects to report diluted EPS for fiscal 2004 of US$2.10 - $2.15, up 17.3% - 20.1% from fiscal 2003. These projections include the assumption of a 15% increase in unit sales together with a slight increase in selling prices in fiscal 2004 over fiscal 2003, to reflect partial pass-through of higher cotton costs.

Capital expenditures are projected to be approximately US$60 million in fiscal 2004. The major projects include the expansion of the Rio Nance textile facility, the addition of a new sewing facility in Nicaragua and the construction of a new textile facility in the Dominican Republic to be operational in fiscal 2005. Sewing facilities in Haiti and the Dominican Republic are expected to support the new textile production for the Dominican Republic.

The new capacity in the Dominican Republic/Haiti and Honduras/Nicaragua is expected to be utilized primarily to support the Company's projected continuing sales growth in its existing products and market channels, as well as to rationalize and streamline its overall production capacity. Offshore facilities will focus on high-volume, longer-run product lines and Canadian textile facilities will focus on lower-volume, more specialized product lines. Other incremental growth opportunities include the penetration of new geographical markets and further development of the Company's private label programs for imprinted sportswear brands. The new investments are expected to result in a significant further reduction in manufacturing costs over the next 5 years.

As the Company continues to bring on new capacity subsequent to the first Dominican Republic facility, it believes that the extension of its wholesale brand into retail will represent the most attractive long-term strategy to leverage its existing manufacturing strengths and core competencies, ensure its continuing long-term growth and strategic development, and ultimately create maximum value for its shareholders. The Company's positioning as the leading brand in the wholesale channel results in a growing consumer awareness of the Company's product lines and product quality, providing a strong foundation on which to build a recognized consumer brand through the retail channel. Over the next 5 years, the Company plans to manage its initial entry into retail markets in a conservative and gradual manner with its available capacity, and build a solid base from which to drive significant long-term penetration. The Company will refine its detailed marketing plan for retail during fiscal 2004 and begin to penetrate the retail market for activewear in fiscal 2005.

BUSINESS RISKS

The Company is subject to a variety of business risks. These include changes in international trade and tax legislation, changes in raw material prices, and shifts in consumer demand, as well as currency fluctuations. Some of these risks are described below.

International trade legislation risk The textile and apparel industries in both Canada and the United States have historically received a relatively higher degree of international trade protection than some other industries. However, this protection is diminishing as a result of the implementation of trade agreements reached during the last ten years. The ultimate effect of the changes in quotas, duties and tariffs on our business is uncertain.

In 1995, the *Agreement on Textiles and Clothing* came into effect requiring importing countries including Canada, the United States and Western Europe to eliminate quotas on imports of textiles and apparel from exporting countries by 2005. This could result in increased competition from developing countries, which historically have lower labour costs than in North America. This agreement only applies to countries that are members of the World Trade Organization. The Company feels it is well positioned against such competition because it has developed cost-efficient manufacturing capability by investing in state-of-the-art facilities in Central America and the Caribbean Basin.

The United States enacted the *Trade and Development Act of 2000*. This legislation provides for duty relief for goods entering the United States which have been sewn in certain Caribbean Basin and Sub-Saharan nations, provided that such goods are made from U.S. formed fabric or regional formed fabric using U.S. spun yarn.

The Company's manufacturing plan is designed to position Gildan to take advantage of international trade liberalization as outlined above.

Taxation risk The Company's sales structure results in the income generated from its international sales being subject to relatively low income tax rates. The structure is supported by current domestic laws in the countries in which the Company operates as well as through the application of income tax treaties between various countries in which the Company operates. The Company conducts annual transfer pricing studies to substantiate the transactions between the various related parties within the Company.

It should be noted that any unanticipated changes to either current domestic laws in the countries in which the Company operates, or any changes to the income tax treaties the Company currently relies on, could impact the effective tax rate of the Company.

Price of materials risk The price of raw materials, especially cotton, has fluctuated substantially during the past several years due to price volatility in the cotton market. Because we enter into future contracts for our cotton requirements we may not be able to benefit from price decreases but the Company is protected against price increases which might occur during any given fiscal year. Additionally, in the event that we have not provided for sufficient future contracts, we may not be protected against price increases, but would benefit from any price decreases. We have entered into future contracts to cover the price of our anticipated cotton requirements for the 2004 fiscal year, at prices which are well below market levels at the fiscal 2003 year end.

Foreign currency fluctuations risk The Company operates as an international business and its financial results are exposed to the effects of changes in financial markets and economic conditions. Effective at the beginning of fiscal 2004, the functional and reporting currency is the U.S. dollar. A relatively small proportion of revenues and expenses are denominated in currencies other than the U.S. dollar, including the Canadian dollar, and consequently the Company's exposure due to the effects of movements in relevant U.S. dollar exchange rates will be minimized.

A detailed discussion on potential business risks is included in the risk factors section of the Annual Information Form filed by the Company with the various Canadian securities commissions and the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission, which are hereby incorporated by reference.

DISCLOSURE OF OUTSTANDING SHARE DATA

As of November 30, 2003 there were 23,427,335 Class A subordinate shares and 6,094,000 Class B multiple voting shares issued and outstanding along with 837,309 options outstanding.

Year ended September 29, 2002, compared with year ended September 30, 2001

BASIS OF COMPARISON

In order to obtain a better understanding of our performance in fiscal 2002, the Company believes that the basis of comparison with fiscal 2001 should reflect a number of unusual items and other adjustments, which totaled $49.5 million net of tax in fiscal 2001. These adjustments were detailed in the management discussion and analysis for fiscal 2001, and directly affected a number of items in our financial statements including gross margins, selling, general and administration, depreciation and amortization expenses. Accordingly, in our discussion we refer to comparisons, which incorporate the following adjustments for fiscal 2001:

FISCAL 2001

(in thousands, except per share data)	AUDITED	PRO FORMA
GROSS MARGIN	$ 106,300	$ 139,767
GROSS MARGIN %	21.1%	27.5%
SG&A	$ 76,075	$ 53,888
DEPRECIATION AND AMORTIZATION	$ 16,207	$ 15,430
NET INCOME	$ 816	$ 50,328
DILUTED EPS	$ 0.03	$ 1.72

Sales for fiscal 2002 increased by 19.0%, to $600.7 million, compared with $504.9 million in fiscal 2001, due to further expansion in existing markets in North America and in Europe. During fiscal 2002, the Company continued to maintain its No. 1 market share position in the 100% cotton T-shirt segment in the United States that it established in the second quarter of fiscal 2001. Gross margins increased slightly during the period to 28.1% of sales, compared to 27.5% in fiscal 2001, mostly due to the impact of lower cotton prices, increases in manufacturing efficiencies and a favourable product mix which more than offset lower selling prices. Selling, general and administrative expenses remained relatively stable as a percentage of sales, coming in at 10.6% compared to 10.7% in fiscal 2001. Net earnings in fiscal 2002 were $66.5 million, or $2.26 per diluted share, compared to $50.3 million or $1.72 per diluted share in fiscal 2001. The increase was due to the 19.0% growth in sales at higher gross margins, which was partially offset by an increase in depreciation expense.

FORWARD LOOKING STATEMENTS

Certain statements included in this management discussion and analysis may constitute "forward looking statements" within the meaning of the *U.S. Private Securities Litigation Reform Act* of 1995. We refer you to the Company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company's future results.

Readers are cautioned however not to place undue reliance on forward looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward looking statements will not occur. This may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward looking statements.

We believe that the expectations represented by such forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise. The forward looking statements contained in this report are expressly qualified by this cautionary statement.

look to Gildan
for accurate financial reporting

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgements. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.

[illegible]

look to Gildan's consolidated financial statements

Consolidated Balance Sheets

October 5, 2003 and September 29, 2002
(in Canadian dollars)

	2003	2002
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 92,860,064	$ 70,905,497
Accounts receivable	86,056,754	87,746,113
Inventories	138,611,100	112,970,468
Prepaid expenses and deposits	5,154,822	3,656,987
Future income taxes (note 9)	6,270,000	5,028,000
	328,952,740	280,307,065
FIXED ASSETS (NOTE 2)	241,523,893	209,247,348
OTHER ASSETS (NOTE 3)	4,928,518	7,084,926
	$ 575,405,151	$ 496,639,339
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$ 90,098,348	$ 82,167,747
Income taxes payable	5,234,699	3,063,050
Current portion of long-term debt (note 4)	26,089,454	6,249,039
	121,422,501	91,479,836
LONG-TERM DEBT (NOTE 4)	72,420,923	114,866,404
FUTURE INCOME TAXES (NOTE 9)	27,743,000	20,385,000
SHAREHOLDERS' EQUITY:		
Share capital (note 5)	111,563,663	104,924,975
Contributed surplus	322,866	322,866
Retained earnings	241,932,198	164,660,258
	353,818,727	269,908,099
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 7)		
	$ 575,405,151	$ 496,639,339

See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings

Years ended October 5, 2003, September 29, 2002 and September 30, 2001

(In Canadian dollars)

	2003	2002	2001
SALES	$ 630,139,018	$ 600,660,380	$ 504,867,353
COST OF SALES (NOTE 10)	440,293,451	431,996,459	398,566,740
GROSS PROFIT	189,845,567	168,663,921	106,300,613
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (NOTE 10)	71,153,448	63,926,673	76,074,745
EARNINGS BEFORE THE UNDERNOTED ITEMS	118,692,119	104,737,248	30,225,868
DEPRECIATION AND AMORTIZATION (NOTE 10)	23,614,704	17,591,885	16,208,560
INTEREST	9,463,475	13,341,823	13,628,350
	33,078,179	30,933,708	29,836,910
EARNINGS BEFORE INCOME TAXES	85,613,940	73,803,540	388,958
INCOME TAXES (RECOVERY) (NOTE 9)	8,342,000	7,312,000	(427,000)
NET EARNINGS	$ 77,271,940	$ 66,491,540	$ 815,958
EARNINGS PER SHARE (NOTE 11):			
Basic	$ 2.64	$ 2.33	$ 0.03
Diluted	2.60	2.26	0.03

See accompanying notes to consolidated financial statements.

Consolidated Statements of Retained Earnings

Years ended October 5, 2003, September 29, 2002 and September 30, 2001

(In Canadian dollars)

	2003	2002	2001
RETAINED EARNINGS, BEGINNING OF YEAR	$ 164,660,258	$ 98,168,718	$ 97,352,760
NET EARNINGS	77,271,940	66,491,540	815,958
RETAINED EARNINGS, END OF YEAR	$ 241,932,198	$ 164,660,258	$ 98,168,718

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended October [illegible], September 29, 2002 and September 30, 2001
(in Canadian dollars)

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 77,271,940	$ 66,491,540	$ 815,958
Adjustments for:			
Depreciation and amortization	23,614,704	17,591,885	16,208,560
Future income taxes	6,116,000	5,013,000	(268,000)
Loss on disposal of fixed assets	321,043	949,092	7,534
Foreign exchange (gain) loss	(44,279)	3,443,038	(416,640)
Net changes in non-cash working capital balances:			
Accounts receivable	(11,222,582)	38,170,839	(13,129,676)
Inventories	(25,640,632)	65,380,407	(56,636,049)
Prepaid expenses and deposits	(1,648,912)	599,018	(225,444)
Accounts payable and accrued liabilities	19,072,679	(21,026,308)	39,545,292
Income taxes payable	2,294,728	1,488,272	1,755,409
	90,134,689	178,100,783	(12,343,056)
CASH FLOWS FROM FINANCING ACTIVITIES:			
(Decrease) increase in revolving bank loan	–	(35,083,026)	35,083,026
Repayment of capital leases	(5,007,368)	(5,119,718)	(5,164,290)
Increase in other long-term debt	390,422	2,974,000	–
Repayment of other long-term debt	(1,411,227)	(6,433,817)	(2,209,780)
Proceeds from the issuance of shares	6,638,688	4,563,338	986,726
Increase in deferred financing charges	(40,521)	(1,086,020)	(405,514)
	569,994	(40,185,243)	28,290,168
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of fixed assets, net of disposals	(58,576,710)	(65,764,900)	(49,149,541)
Decrease (increase) in other assets	6,178	(1,395,301)	(133,199)
	(58,570,532)	(67,160,201)	(49,282,740)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(10,179,584)	150,158	(156,753)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR	21,954,567	70,905,497	(33,492,381)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	70,905,497	–	33,492,381
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 92,860,064	$ 70,905,497	$ –

Supplemental disclosure of cash flow information (note 12 (b))

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

[illegible] years ended October [illegible] 2003, September 2[illegible] 2002 and September 30, 2001 [illegible]

[illegible] Gildan Activewear Inc. (the "Company") is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear apparel. [illegible] fiscal years 2003, 2002 and 2001 [illegible] September 29, 2002 and September 30, 2001. Fiscal 2003 includes 53 weeks instead of the normal 52 weeks. The inclusion of [illegible] week occurs [illegible] every [illegible] fiscal year due to the Company's floating year-end date.

1. SIGNIFICANT ACCOUNTING POLICIES:

[illegible]

(a) Principles of consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. [illegible] company balances and transactions have been eliminated on consolidation.

(b) Cash and cash equivalents:

The Company considers all liquid investments [illegible] three months [illegible]

(c) Inventories:

[illegible]

(d) Fixed assets:

[illegible]

ASSET	RATE
BUILDINGS AND IMPROVEMENTS	2 1/2% TO 20%
EQUIPMENT	6 2/3% TO 25%
EQUIPMENT UNDER CAPITAL LEASES	6 2/3% TO 25%

(e) Deferred charges:

[illegible] depreciation and amortization [illegible]

(f) [illegible]

[illegible]

1. [illegible] ACCOUNTING POLICIES (CONTINUED)

(g) Foreign exchange:

[illegible] assets and liabilities denominated in foreign currencies are translated at the rate of exchange [illegible] denominated in foreign currencies are translated at the rates prevailing at the [illegible] [illegible] denominated in foreign currencies are translated at average rates prevailing during the year. [illegible] exchange are recorded in the consolidated statements of earnings.

The foreign subsidiaries are considered to be integrated foreign operations and their accounts have been translated using the temporal method with translation gains and losses included in the consolidated statements of earnings.

As a result of a significant portion of revenues, expenses and assets and liabilities being denominated in U.S. dollars and the increasing international focus of the Company's operations, the U.S. dollar will become the currency of measurement and the reporting currency effective October [illegible], 2003, the commencement of our 2004 fiscal year.

(h) Revenue recognition:

[illegible]

(i) Financial instruments:

[illegible]

(j) Income taxes:

[illegible]

(k) Stock-based compensation plans:

[illegible]

		2003
NET EARNINGS, AS REPORTED	$	77,271,940
DEDUCT:		
Total stock-based employee compensation expense determined under fair value based method for all awards		345,530
PRO FORMA NET EARNINGS	$	76,926,410
EARNINGS PER SHARE:		
Basic:		
As reported	$	2.64
Pro forma		2.63
Diluted:		
As reported		2.60
Pro forma		2.59

The weighted average [illegible]

[illegible]

(l) Employee future benefits

[illegible]

(m) Earnings per share

[illegible]

[illegible]

(n) Research and investment [illegible] and government grants

[illegible]

2 FIXED ASSETS

[illegible]

2003			
	COST	ACCUMULATED DEPRECIATION AND AMORTIZATION	NET BOOK VALUE
LAND	$ 14,538,682	$ –	$ 14,538,682
BUILDINGS AND IMPROVEMENTS	72,109,477	8,171,240	63,938,237
EQUIPMENT	199,903,300	49,490,834	150,412,466
EQUIPMENT UNDER CAPITAL LEASES	22,481,310	9,846,802	12,634,508
	$ 309,032,769	$ 67,508,876	$ 241,523,893

2002			
	COST	ACCUMULATED DEPRECIATION AND AMORTIZATION	NET BOOK VALUE
LAND	$ 13,574,563	$ –	$ 13,574,563
BUILDINGS AND IMPROVEMENTS	66,478,802	5,869,949	60,608,853
EQUIPMENT	150,127,748	33,010,768	117,116,980
EQUIPMENT UNDER CAPITAL LEASES	28,329,528	10,382,576	17,946,952
	$ 258,510,641	$ 49,263,293	$ 209,247,348

[illegible]

3 [illegible]

	2003	2002
LOANS TO DIRECTORS AND OFFICERS (a)	$ 750,000	$ 900,000
DEFERRED CHARGES, NET OF ACCUMULATED AMORTIZATION	2,095,442	2,722,500
PREPAID EQUIPMENT RENTAL	791,561	940,651
DEPOSITS	1,011,389	1,157,775
CROSS-CURRENCY SWAP (b)	–	1,164,000
OTHER	280,126	200,000
	$ 4,928,518	$ 7,084,926

[illegible]

LONG-TERM DEBT

	2003	2002
SECURED:		
Senior notes (US$70,000,000)	$ 93,744,000	$ 110,271,000
Obligations under capital leases, bearing interest at rates varying from 5.21% to 16.08%, maturing at various dates through 2005	1,970,941	7,026,062
Term loan, bearing interest at 7.58%, maturing during 2004	34,517	687,951
	95,749,458	117,985,013
Current portion of secured debt	25,375,054	5,570,277
	$ 70,374,404	$ 112,414,736
UNSECURED:		
Term loans, bearing interest at rates up to 6% per annum, maturing at various dates through 2008	$ 2,760,919	$ 3,130,430
Current portion of unsecured debt	714,400	678,762
	$ 2,046,519	$ 2,451,668
Total unsecured and secured long-term debt	$ 72,420,923	$ 114,866,404

[illegible]

Fiscal year	
2004	$ 24,184,917
2005	24,130,852
2006	24,151,326
2007	23,972,254
2008	100,087
	$ 96,539,436

4 LONG-TERM DEBT (CONTINUED)

(c) Future minimum lease payments under capital leases are as follows:

Fiscal year	
2004	$ 1,950,372
2005	66,952
TOTAL MINIMUM LEASE PAYMENTS	2,017,324
LESS IMPUTED INTEREST	46,383
	$ 1,970,941

5 SHARE CAPITAL

	2003		2002	
	SHARES	BOOK VALUE	SHARES	BOOK VALUE
AUTHORIZED WITHOUT LIMIT AS TO NUMBER AND WITHOUT PAR VALUE:				
First preferred shares, issuable in series, non-voting				
Second preferred shares, issuable in series, non-voting				
Class A subordinate voting shares, participating, one vote per share				
Class B multiple voting shares, participating, eight votes per share				
ISSUED AND OUTSTANDING:				
Class A subordinate voting shares:				
Total outstanding, beginning of year	22,826,964	$ 99,841,579	22,095,460	$ 95,278,241
Shares issued under employee share purchase plan	5,361	173,689	8,096	181,721
Shares issued pursuant to exercise of stock options	593,641	6,464,999	723,408	4,381,617
Total outstanding, end of year	23,425,966	106,480,267	22,826,964	99,841,579
Class B multiple voting shares	6,094,000	5,083,396	6,094,000	5,083,396
	29,519,966	$ 111,563,663	28,920,964	$ 104,924,975

(a) [illegible]

(b) [illegible]

6 STOCK OPTION PLAN

The Company has established a stock option plan (the "Plan"). Under the Plan, the Company may grant options to purchase Class A subordinate voting shares at the then-current market price to officers, other key employees and directors of the Company. Options vest ratably over a two to four-year period from the date of grant and expire no more than ten years after the date of grant. The Plan provides that the number of Class A subordinate voting shares reserved for issuance upon the exercise of options granted thereunder shall not exceed 2,768,888 shares. As at October 5, 2003, 1,815,245 shares had been issued pursuant to the stock option plan, an additional 840,186 shares were reserved for options outstanding, leaving a further 113,457 shares available to be granted under the Plan.

Changes in outstanding options were as follows:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
OPTIONS OUTSTANDING, SEPTEMBER 30, 2001	2,093,644	$ 13.45
GRANTED	163,552	19.68
EXERCISED	(723,408)	6.06
CANCELLED	(104,834)	11.24
OPTIONS OUTSTANDING, SEPTEMBER 29, 2002	1,428,954	18.07
GRANTED	121,206	37.05
EXERCISED	(593,641)	10.89
CANCELLED	(116,333)	21.01
OPTIONS OUTSTANDING, OCTOBER 5, 2003	840,186	$ 25.47

The following table summarizes information about stock options outstanding and exercisable at October 5, 2003:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YRS)	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
$ 5.15 - $ 9.75	82,194	$ 7.03	5.17	82,194	$ 7.03
$14.38 - $19.70	87,033	15.83	6.85	18,667	14.38
$20.00 - $25.68	346,620	24.48	7.25	84,011	24.87
$27.00 - $34.58	204,539	31.87	7.45	40,333	34.58
$34.80 - $40.89	119,800	37.18	9.24	–	–
	840,186	$ 25.47	7.34	225,205	$ 19.22

7 COMMITMENTS AND CONTINGENT LIABILITIES

(a) The minimum annual lease payments under operating leases are approximately as follows:

Fiscal year	
2004	$ 5,347,000
2005	4,392,000
2006	3,310,000
2007	2,005,000
2008	1,468,000
THEREAFTER	3,257,000
	$ 19,779,000

(b) [illegible]

(c) The Company is a party to claims and litigation arising in the normal course of operations. [illegible] the financial position [illegible] operations of the Company.

8 [illegible]

In February 2003, the CICA issued Accounting Guideline [illegible]

[illegible]

9 [illegible]

[illegible]

	2003	2002	2001
COMBINED BASIC CANADIAN FEDERAL AND PROVINCIAL INCOME TAXES	$ 28,252,000	$ 25,979,000	$ 149,000
INCREASE (DECREASE) IN INCOME TAXES RESULTING FROM:			
Manufacturing and processing credit	(160,000)	(195,000)	821,000
Effect of different tax rates on earnings of foreign subsidiaries	(22,239,000)	(22,639,000)	(4,861,000)
Effect of non-deductible expenses and other	2,489,000	4,167,000	3,464,000
	$ 8,342,000	$ 7,312,000	$ (427,000)

[illegible] the components of income tax expense (recovery) are as follows: [illegible]

	2003	2002	2001
CURRENT INCOME TAXES	$ 2,226,000	$ 2,299,000	$ (159,000)
FUTURE INCOME TAXES	6,116,000	5,013,000	(268,000)
	$ 8,342,000	$ 7,312,000	$ (427,000)

[illegible] future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax position are as follows: [illegible]

	2003	2002
FUTURE INCOME TAX ASSETS:		
Non-capital losses	$ 2,125,000	$ –
Inventory	2,105,000	2,427,000
Reserves and accruals	1,236,000	1,189,000
Share issue costs and other	804,000	1,412,000
	6,270,000	5,028,000
FUTURE INCOME TAX LIABILITIES:		
Fixed assets and other	27,743,000	20,385,000
NET FUTURE INCOME TAX LIABILITY	$ 21,473,000	$ 15,357,000

[illegible]

10. [illegible]

	2001
CHARGED TO:	
COST OF SALES:	
Cotton contract loss (a)	$ 14,308,667
Restructuring costs (b)	3,582,617
	$ 17,891,284
SELLING, GENERAL AND ADMINISTRATION:	
Abandoned acquisition related costs (c)	$ 15,014,936
Restructuring costs (b)	2,996,000
	$ 18,010,936
DEPRECIATION AND AMORTIZATION:	
Restructuring costs (b)	$ 779,470
TOTAL	$ 36,681,690

10. UNUSUAL ITEMS (CONTINUED)

(a) The Company recorded a provision for losses which were expected to arise from commitments for the future purchase of raw materials at [illegible] higher than the then current market prices.

(b) The Company relocated its distribution centre and closed various manufacturing facilities in order to consolidate them into other lower cost operations. The costs incurred consisted mainly of lease costs, severance payments and the write-off of deferred start-up costs. As at October 5, 2003, the remaining provision, amounting to $1.2 million (2002 - $2.0 million), relates to future obligations under [illegible] leased premises and is included in accounts payable and accrued liabilities on the consolidated balance sheet.

(c) The Company incurred direct costs related to a proposed business acquisition which was not completed. Accordingly, the costs were expensed in the year. In addition, an action was filed by the target company against the Company alleging possession and use of confidential information by a former employee of the plaintiff who was in the employ of the Company. In October 2001, the Company and plaintiffs agreed to an amicable out-of-court settlement [illegible]. [illegible] legal costs incurred by the Company [illegible] in fiscal 2001.

11. [illegible]

[illegible] reconciliation between basic and diluted earnings per share is as follows:

	2003	2002	2001
BASIC EARNINGS PER SHARE:			
Basic weighted average number of common shares outstanding	29,241,646	28,491,495	28,145,989
Basic earnings per share	$ 2.64	$ 2.33	$ 0.03
DILUTED EARNINGS PER SHARE:			
Basic weighted average number of common shares outstanding	29,241,646	28,491,495	28,145,989
Plus impact of stock options	484,043	870,060	1,080,384
Diluted common shares	29,725,689	29,361,555	29,226,373
Diluted earnings per share	$ 2.60	$ 2.26	$ 0.03

[illegible]

12. OTHER INFORMATION

(a) The following items were included in the determination of the Company's net earnings:

	2003	2002	2001
DEPRECIATION EXPENSE OF FIXED ASSETS	$ 22,599,039	$ 15,297,250	$ 13,265,489
INTEREST EXPENSE ON LONG-TERM DEBT	9,952,881	13,439,948	13,720,931
FOREIGN EXCHANGE GAIN (LOSS)	1,647,795	(968,633)	(1,906,216)
DEFINED CONTRIBUTION PLAN EXPENSE	552,430	368,682	160,795
AMORTIZATION EXPENSE OF DEFERRED CHARGES AND OTHER	1,015,665	2,294,635	2,943,071

(b) Supplemental cash flow disclosure:

	2003	2002	2001
CASH PAID DURING THE YEAR FOR:			
Interest	$ 9,499,215	$ 13,587,113	$ 13,172,660
Income taxes	1,548,967	795,141	1,196,166
NON-CASH TRANSACTIONS:			
Acquisition of fixed assets through the assumption of debt and settlement of amounts due to the Company	–	–	6,800,000
Additions to fixed assets included in accounts payable and accrued liabilities	3,145,138	6,470,616	1,337,900
CASH AND CASH EQUIVALENTS CONSIST OF:			
Cash balances with banks	$ 67,860,064	$ 45,700,697	$ –
Short-term investments	25,000,000	25,204,800	–
	$ 92,860,064	$ 70,905,497	$ –

13 FINANCIAL INSTRUMENTS

(a) Foreign currency risk management:

[illegible]

The following table summarizes the Company's commitments to buy and sell foreign currencies [illegible]

		NOTIONAL AMOUNT	EXCHANGE RATE	MATURITY	NOTIONAL CANADIAN EQUIVALENT
2003:					
SELL CONTRACTS:					
Foreign exchange contracts:	Euro/US$	601,000	1.4366	October 2003	$ 863,397 (1)
	Euro/US$	969,000	1.4356	November 2003	1,391,096 (1)
2002:					
BUY CONTRACTS					
Foreign exchange contracts:	Euro/CA$	2,185,000	1.5460	October 2002	$ 3,378,000

(1) Exchange rate as at October 5, 2003 was used to translate amounts in foreign currencies.

[illegible]

13. FINANCIAL INSTRUMENTS (CONTINUED)

(b) Credit risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company invests available cash in short-term deposits with Canadian chartered banks.

Concentration of credit risk with respect to trade receivables is limited due to the Company's credit evaluation process and, other than for two customers as disclosed in note 14 (a) (i), to the dispersion of a large number of customers across many geographic areas within Canada, the United States, the United Kingdom and Europe. The Company regularly monitors its credit risk exposure to these and other customers and takes steps to mitigate the risk of loss including obtaining credit insurance.

The Company's extension of credit is based on an evaluation of each customer's financial condition and the Company's ability to obtain credit insurance coverage for that customer. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

(c) Fair value disclosure

[illegible]

(d) Interest rate risk

[illegible]

14. SEGMENTED INFORMATION

[illegible]

(a) Major customers and revenues by geographic area

(i) [illegible]

	2003	2002	2001
COMPANY A	13.9%	14.8%	14.9%
COMPANY B	**13.6%**	10.7%	10.7%

[illegible]

[illegible] (i) Sales were derived from customers located in the following geographic areas: [illegible]

	2003	2002	2001
INTERNATIONAL	$ 571,247,485	$ 537,472.747	$ 442,099,830
CANADA	58,891.533	63.187.633	62,767,523
	$ 630,139,018	$ 600,660,380	$ 504,867,353

(b) Fixed assets by geographic areas are as follows:

	2003	2002
CANADA	$ 124,875,897	$ 123,723,507
CARIBBEAN BASIN AND CENTRAL AMERICA	83,702,553	52,983,181
UNITED STATES	24,818,880	24,832,233
MEXICO	8,126,563	7,708,427
	$ 241,523,893	$ 209,247,348

15. CANADIAN AND UNITED STATES ACCOUNTING DIFFERENCES

The consolidated financial statements of the Company are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which conform in all material respects [illegible] generally accepted in the United States, except as described below:

(a) Consolidated statements of earnings:

	2003	2002	2001
NET EARNINGS IN ACCORDANCE WITH CANADIAN GAAP	$ 77,271,940	$ 66,491,540	$ 815,958
SWAP (EXPENSE) REVENUE (I)	(1,461,000)	416,000	2,448,000
START-UP COSTS (II)	183,750	221,252	693,187
STOCK-BASED COMPENSATION (III)	(752,000)	–	–
TAX EFFECT OF ABOVE ADJUSTMENTS	366,000	(262,000)	(779,000)
NET EARNINGS IN ACCORDANCE WITH UNITED STATES GAAP	$ 75,608,690	$ 66,866,792	$ 3,178,145
EARNINGS PER SHARE UNDER UNITED STATES GAAP:			
Basic	$ 2.59	$ 2.35	$ 0.11
Diluted	2.54	2.28	0.11
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING UNDER UNITED STATES GAAP:			
Basic	29,241,646	28,491,495	28,145,989
Diluted	29,725,689	29,361,555	29,226,373

15. CANADIAN AND UNITED STATES ACCOUNTING DIFFERENCES (CONTINUED)

(a) Consolidated statements of earnings (continued)

[illegible]

[illegible] United States GAAP, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" [illegible] derivative instruments be recognized as assets or liabilities and be measured at fair value. For fiscal 2001, a gain of [illegible] was recorded in income which included a transition adjustment gain of [illegible] arising from the adoption of the recommendations effective October 1, 2000, recognition of a gain realized at the cancellation of a cross-currency interest rate swap during the year and an unrealized gain based on the fair value of a cross-currency interest rate swap over its carrying value as at September 30, 2001.

For fiscal 2003, a net loss of $1,461,000 (2002 – gain of $418,000) has been included in income representing the recognition of an unrealized loss of $1,139,000 (2002 – gain of $738,000) based on the fair value of the cross-currency interest rate swap over its carrying value as at October 5, 2003 and the reversal of the amortization of $322,000 (2002 – [illegible]) under Canadian GAAP of the gain realized at the cancellation of a cross-currency interest rate swap which was recognized in income for United States GAAP purposes in prior years.

Under Canadian GAAP, there is no requirement to record derivative instruments used for hedging purposes at fair value. Further, the gain realized on cancellation of the cross-currency interest rate swap arrangement is deferred and amortized over the [illegible] of the related debt.

[illegible]

[illegible]

(b) Consolidated statements of cash flows

	2003	2002	2001
CASH AND CASH EQUIVALENTS, UNITED STATES GAAP, BEGINNING OF YEAR	$ 70,905,497	$ –	$ 33,492,381
CHANGES DUE TO UNITED STATES GAAP:			
Operating activities on a Canadian basis	90,134,689	178,100,783	(12,343,056)
Start-up costs	183,750	221,252	693,187
Operating activities cash flow, United States GAAP	90,318,439	178,322,035	(11,649,869)
Investing activities on a Canadian basis	(58,570,532)	(67,160,201)	(49,282,740)
Start-up costs	(183,750)	(221,252)	(693,187)
Investing activities cash flow, United States GAAP	(58,754,282)	(67,381,453)	(49,975,927)
Financing activities on a Canadian basis and under United States GAAP	569,994	(40,185,243)	28,290,168
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(10,179,584)	150,158	(156,753)
CASH AND CASH EQUIVALENTS, UNITED STATES GAAP, END OF YEAR	$ 92,860,064	$ 70,905,497	$ –

(c) Consolidated balance sheets:

Differences between Canadian and United States GAAP are not material in the presentation of the assets, liabilities and shareholders' equity. However, the following differences should be noted:

		2003		2002
OTHER ASSETS UNDER CANADIAN GAAP	$	4,928,518	$	7,084,926
START-UP COSTS		(552,940)		(736,690)
CROSS-CURRENCY SWAP		–		1,846,000
OTHER ASSETS UNDER UNITED STATES GAAP	$	4,375,578	$	8,194,236
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES UNDER CANADIAN GAAP	$	90,098,348	$	82,167,747
CROSS-CURRENCY SWAP		(707,000)		–
REVERSAL OF DEFERRED GAIN ON CROSS-CURRENCY SWAP		(696,000)		(1,018,000)
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES UNDER UNITED STATES GAAP	$	88,695,348	$	81,149,747
FUTURE INCOME TAX LIABILITIES UNDER CANADIAN GAAP	$	27,743,000	$	20,385,000
FUTURE TAXES RELATED TO GAAP ADJUSTMENTS		385,000		751,000
FUTURE INCOME TAX LIABILITIES UNDER UNITED STATES GAAP	$	28,128,000	$	21,136,000
SHAREHOLDERS' EQUITY UNDER CANADIAN GAAP	$	353,818,727	$	269,908,099
UNITED STATES GAAP CUMULATIVE NET EARNINGS ADJUSTMENTS		465,060		1,376,310
SHAREHOLDERS' EQUITY UNDER UNITED STATES GAAP	$	354,283,787	$	271,284,409

(d) Comprehensive income:

Under United States GAAP, SFAS No. 130, [illegible]

Since there are no elements within the consolidated financial statements which would be classified as comprehensive income, a separate statement of comprehensive income is not required.

[illegible]

15. CANADIAN AND UNITED STATES ACCOUNTING DIFFERENCES (CONTINUED)

(e) Supplementary information:

Under United States GAAP and SEC rules, separate disclosure is required for the following statement of earnings and balance sheet items. There is no similar requirement under Canadian GAAP.

	2003	2002	2001
STATEMENTS OF EARNINGS:			
Rental expenses	$ 1,893,000	$ 1,917,000	$ 2,905,000
Advertising expenses	7,423,000	8,189,000	7,762,000
BALANCE SHEETS:			
Accounts payable	47,400,325	41,223,580	25,337,000
Accrued liabilities	41,295,023	39,926,167	71,522,000
Allowance for doubtful accounts, price discounts and rebates	28,946,000	26,956,000	13,597,000

16. COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to conform with the current year's presentation.

look to Gildan's
long-term stock price appreciation

NYSE: GIL
TSX: GIL.A

Shares outstanding at October 5, 2003: 29,519,966

	OPEN 09/30/02	YEAR HIGH	YEAR LOW	CLOSE 10/05/03	YEAR VOLUME
NYSE (USD)	$ 20.75	$ 30.79	$ 19.12	$ 28.40	5,308,700
TSX	$ 32.80	$ 42.50	$ 30.00	$ 38.11	16,622,080

RELATIVE STOCK MARKET PERFORMANCE
GILDAN ACTIVEWEAR AND SELECTED INDICES

From September 30, 2002 to October 5, 2003
Value of $100 invested on September 30, 2002


Gildan Activewear
Russell 2000
S&P/TSX Composite
S&P 500
150
125
100
75
30/09/02
30/11/02
30/01/03
01/04/03
01/06/03
01/08/03
01/10/03

GILDAN ACTIVEWEAR

www.gildan.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

By: (s) Stéphane Lemay

Stéphane Lemay
Vice-President, Public and Legal Affairs

Date January 7, 2003